Exhibit 19

1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
THREE MONTHS ENDED
MARCH 31, 2005

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

1ST Franklin Financial Corporation (the “Company” or “we”) is engaged in the consumer finance business, particularly in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage loans on real estate to homeowners.  The business is operated through a network of 212 branch offices located in the states of Alabama, Georgia, Louisiana, Mississippi and South Carolina.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property coverage to protect the values of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Our wholly-owned insurance subsidiaries reinsure the insurance written from the non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Total assets of the Company declined $7.2 million (2%) during the quarter ending March 31, 2005 to $305.2 million as compared $312.4 million at December 31, 2004.  The decline in assets was principally due to a $13.4 million (6%) decrease in the Company’s net loan portfolio.  Historically, our loan originations are slowest during the first quarter of each year and loan payments typically exceed funds disbursed on new loans.  During the first quarter of 2005, the decrease in our net loan portfolio was more significant than in prior years, approximately double the decrease experienced during the first quarter of 2004.  Management attributes the additional decline to the impact of our recent computer conversion, as described below.

On January 1, 2005, the Company completed the conversion of its loan and accounting systems to a new computer system.  This culminated a two-year project for the Company which was a major undertaking.  All facets of the Company’s operational processes were affected.  As with any new system, challenges were encountered during the post-conversion period.  During the months of January and February, our primary focus was system related.  We worked on fine-tuning our procedures and our employees worked diligently on becoming proficient and comfortable working on the new system. Consequently, our business development efforts were not as concerted, which contributed to the aforementioned decrease in our loan portfolio.

The Company’s cash position improved during the quarter as cash and cash equivalents grew $6.0 million, or 24%.  The growth in cash was mainly generated from the excess of loan payments over loan disbursements.

During the quarter just ended, our investment securities increased approximately $1.8 million (3%) as compared to the prior year-end.  This was due to an increase in surplus funds generated by the Company’s insurance subsidiaries. The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (61% as of March 31, 2005 and 59% as of December 31, 2004) with any unrealized gain or loss accounted for in the equity section of the Company’s balance sheet, net of deferred income taxes for those investments held by the Company's insurance subsidiaries.  The remainder of the investment portfolio represents securities carried at amortized cost and designated “held to maturity”, as Management has both the ability and intent to hold these securities to maturity.

Overall liabilities declined $9.8 million, or 4%, during the quarter ended March 31, 2005 as compared to December 31, 2004.  The Company repaid the $10.4 million balance on its credit line outstanding at December 31, 2004, which was a major factor contributing to the overall decline in liabilities.  During the fourth quarter of 2004, the Company had utilized a portion of the available borrowings under its credit line to fund a portion of its loan originations.  Other factors contributing to the decline were the disbursements in February of the prior year’s incentive bonus and profit sharing contribution totaling approximately $4.4 million.

Results of Operations:

The Company experienced significant improvement in its net income during the quarter ended March 31, 2005 as compared to the quarter ended March 31, 2004.  Net income grew $1.1 million (55%) to $3.1 million during the quarter ended March 31, 2005 on total revenues of $25.4 million.  Most of the growth was in net interest income.

Net Interest Income

As a financial institution, the Company’s primary source of income is its net interest margin.  The margin is the spread between earnings on loans and investments and interest paid on the Company’s senior and subordinated debt.  It represents a key performance driver in the operations and success of the Company’s operations.  Changes in our interest margin are influenced by factors such as the level of average net receivables outstanding and the interest income associated therewith, capitalized loan origination costs, and borrowing costs.  Net interest income increased $1.2 million (8%) during the quarter ended March 31, 2005, as compared to the quarter ended March 31, 2004.

Our growth in the net interest margin was primarily due to increases in finance charge income earned on our loan portfolio.  Average net receivables were $241.7 million during the quarter ended March 31, 2005 as compared to $229.5 million during the quarter ended March 31, 2004.  The higher level of average net receivables generated an additional $1.3 million (8%) in interest income during the period just ended as compared to the same comparable period a year ago.

The average outstanding debt level on our senior and subordinated indebtedness was $205.6 million during the three-month period just ended, as compared to $191.5 during the same period a year ago; however, the lower interest rate environment has minimized the impact on our interest expense.    During the quarter ended March 31, 2005, interest expense increased $.1 million (7%) as compared to the same quarter a year ago.

Although market rates have been at historical lows over the past few years, rates are trending up.   As market rates rise, the Company may need to offer higher rates on its senior and subordinated debt in order to remain competitive.  Any such increase may negatively impact our net interest margin.  However, we do not currently anticipate that rates will increase significantly and do not project a material impact on our margin for the remainder of this year.

Insurance Income

The Company, as agent for a non-affiliated insurance company, offers optional credit insurance coverage to customers when making a loan.  As average net receivables increase, the Company typically sees an increase in the number of loan customers requesting credit insurance, thereby leading to higher levels of insurance in force.  Net insurance income rose $.1 million (2%) during the three-month period ended March 31, 2005 as compared to the same period a year ago, mainly due to the increase in average net receivables.

Provision for Loan Losses

The provision for loan losses reflects the level of net charge offs and adjustments to the allowance for loan losses, which we believe is sufficient to cover credit losses inherent in the outstanding loan portfolio at the balance sheet date.  Our provision for loan losses declined $.2 million (7%) during the three-month period just ended as compared to the same period in 2004.  The decline resulted from a $.3 million (11%) decrease in net write-offs during the same comparable period.  We are pleased with the lower loan losses experienced during the quarter just ended; however, we remain cautious in our projections for the remainder of the year.

We continually monitor the credit-worthiness of the loan portfolio.  Additions will be made to the allowance for loan losses when we deem it appropriate to recognize probable losses in the current portfolio.

Other Operating Expenses

There were only moderate increases in the categories of expenses listed under “Other Operating Expenses” during the comparable periods.  These categories include personnel expense, occupancy expense and miscellaneous other operating expenses.  Although salary expense increased during the quarterly period just ended as compared to the same quarterly period a year ago, a reduction in employee health claims enabled the Company to keep the increase in personnel expense at 3%.

Occupancy expense increased $.2 million, or 9%, during the quarter just ended as compared to the same quarter a year ago.  Higher maintenance cost on new computer equipment, increases in utilities and rent expense led to the increase in occupancy expense.

Other miscellaneous operating expenses were relatively constant during the comparable periods.  A $.5 million reduction in costs directly related to the conversion to the new computer system during the quarter just ended as compared to the same quarter a year ago was a significant factor in keeping increases in other operating expenses minimal.  Reductions in advertising expenditures also contributed.  These reductions offset increases in other overhead expenses during the period just ended.

Effective income tax rates were 17% and 21% during the three-months period ended March 31, 2005 and 2004, respectively.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries. The tax rates are also below statutory rates due to certain benefits provided by law to life insurance companies, which reduced the effective tax rate of the Company’s insurance subsidiary.  The lower rates during the current year period were also due to income of the S Corporation being passed to the shareholders for tax reporting, whereas income earned by the insurance subsidiaries was taxed at the corporate level.

Quantitive and Qualitative Disclosures about Market Risk:

As previously discussed, the lower interest rate environment has enabled the Company to minimize increases in interest costs during the current year.  Although rates are expected to rise, we do not currently expect rates to increase to a level which would cause a significant impact on our operating performance for the remainder of the current year.  There has been no change during the current year that is expected to have a material impact on our exposure to changes in market conditions.  Please refer to the market risk analysis discussed in our annual report on Form 10-K as of and for the year ended December 31, 2004 for a detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of March 31, 2005 and December 31, 2004, the Company had $23.4 million and $17.4 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.  Beneficial owners of the Company are also beneficial owners of Liberty Bank & Trust.  As of March 31, 2005, the Company had $1.6 million in demand deposits with Liberty Bank & Trust.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of March 31, 2005 and December 31, 2004, respectively, 89% and 95% of the Company’s cash and cash equivalents and investment securities were maintained in our insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholder’s surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2004, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had policyholders’ surplus of $30.9 million and $30.1 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2005 without prior approval of the Georgia Insurance Commissioner is approximately $7.4 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of short and long term debt securities, including commercial paper.  Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to the securities sales and issuances, the Company has an external source of funds through the use of a credit agreement. The agreement provides for available unsecured borrowings of $30.0 million and is scheduled to expire on September 25, 2005 on its own terms.  The Company expects to renew this credit agreement prior to its expiration, but there can be no assurance that the lender will renew this credit facility upon the same or similar terms, or at all, or that any replacement will be available to the Company in such event.  Available borrowings under the agreement were $30.0 million and $19.6 million at March 31, 2005 and December 31, 2004, respectively.

The Company was subject to the following contractual obligations and commitments at March 31, 2005:
	2005	2006	2007	2008	2009	2010 & Beyond	Total

Credit Line *	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Bank Commitment Fee *	.2	-	-	-	-	-	.2
Senior Notes *	66.9	-	-	-	-	-	66.9
Commercial Paper *	99.7	-	-	-	-	-	99.7
Subordinated Debt *	5.9	7.4	11.3	17.0	5.7	-	47.3
Operating Leases (offices)	2.3	2.3	1.7	1.3	.5	.2	8.3
Capitalized leases (equipment)	.2	.3	.3	.2	-	-	1.0
Software service contract **	1.8	2.4	2.4	2.4	2.4	12.0	23.4
Data communication l lines contract **	1.3	1.7	1.7	1.7	-	-	6.4
Total	$ 178.3	$ 14.1	$ 17.4	$ 22.6	$ 8.6	$ 12.2	$ 253.2

* Note: Includes estimated interest at current rates ** Note: Based on current usage

Other:

The Company is in the early stages of a project to ensure it is in compliance with certain requirements of the Sarbanes-Oxley Act of 2002, which is scheduled to be completed prior to its fiscal year ending December 31, 2006.  The Sarbanes-Oxley Act sets out requirements with respect to, among other things, corporate governance and financial accounting disclosures.  Management projects this will be a major undertaking for the Company.  A project team has been created and assigned the task of preparing the Company for compliance with these provisions of the Sarbanes-Oxley Act.  Additional resources are expected to be added as needed, which may involve substantial additional costs which could materially affect the Company’s results of operations.  Management is projecting the first year cost to comply with these provisions of the Sarbanes-Oxley Act to be approximately $.5 million.

Critical Accounting Policies:

The accounting and reporting policies of the Company and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserve.

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going precomputed accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78's method for payoffs and renewals.  Since the majority of the Company's precomputed accounts are paid off or renewed prior to maturity, the result is that most of the precomputed accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which are not precomputed, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health policies written by the Company are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health policies are earned based on an average of the pro-rata method and the effective yield method.

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company.  These reserves are established based on acceptable actual methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previous estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations. Please refer to Note 1 in the "Notes to Consolidated Financial Statements" in the Company’s Form 10-K as of and for the year ended December 31, 2004 for more comprehensive information regarding all of the Company’s critical and significant accounting policies.

Forward Looking Statements:

Certain information in the previous discussion and other statements contained in this Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors, which could cause future results to differ from expectations, are, but are not limited to, adverse economic conditions including the interest rate environment, federal and state regulatory changes, unfavorable outcome of litigation and other factors referenced elsewhere in our filings with the Securities and Exchange Commission.

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
	2005	2004
	(Unaudited)
ASSETS
CASH AND CASH EQUIVALENTS	$ 23,362,087	$ 17,413,289

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	210,324,612 26,346,082 30,009,783 266,680,477 30,212,465 15,309,091 15,660,085 205,498,836	229,043.613 26,989,611 30,510,881 286,544,105 34,343,193 18,022,788 15,285,085 218,893,039

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	39,847,392 25,503,038 65,350,430	37,309,738 26,334,592 63,644,330

OTHER ASSETS	10,968,669	12,415,416

TOTAL ASSETS	$305,180,022	$ 312,366,074

LIABILITIES AND STOCKHOLDERS' EQUITY
SENIOR DEBT	$ 164,327,472	$ 168,667,752
OTHER LIABILITIES	12,067,588	15,286,107
SUBORDINATED DEBT	39,057,382	41,310,529
Total Liabilities	215,452,442	225,264,388

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--

Common Stock

Voting Shares; $100 par value;

2,000 shares authorized;

1,700 shares outstanding

Non-Voting Shares; no par value;

198,000 shares authorized;

168,300 shares outstanding as of

March 31, 2005 and December 31, 2004

	170,000 --	170,000 --
Accumulated Other Comprehensive Income	395,151	826,392
Retained Earnings	89,162,429	86,105,294
Total Stockholders' Equity	89,727,580	87,101,686

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$305,180,022	$ 312,366,074

See Notes to Consolidated Financial Statements

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1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Quarter Ended
	March 31
	(Unaudited)
	2005	2004

INTEREST INCOME	$18,148,487	$ 16,817,557
INTEREST EXPENSE	1,853,795	1,730,605
NET INTEREST INCOME	16,294,692	15,086,952

Provision for Loan Losses	3,025,782	3,263,229

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	13,268,910	11,823,723

NET INSURANCE INCOME Premiums Insurance Claims and Expenses	7,028,226 1,369,391 5,658,835	6,932,240 1,381,097 5,551,143

OTHER REVENUE	224,484	190,402

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	9,456,182 2,056,649 3,972,720 15,485,551	9,196,840 1,887,819 3,972,574 15,057,233

INCOME BEFORE INCOME TAXES	3,666,678	2,508,035

Provision for Income Taxes	609,543	531,058

NET INCOME	3,057,135	1,976,977

RETAINED EARNINGS, Beginning of Period	86,105,294	82,622,954
Distributions on Common Stock	--	(10,957)
RETAINED EARNINGS, End of Period	$89,162,429	$84,610,888

BASIC AND DILUTED EARNINGS PER SHARE: Voting Common Stock; 1,700 shares Outstanding all periods Non-Voting Common Stock; 168,300 shares Outstanding all periods	$17.98 $17.98	$11.63 $11.63

See Notes to Consolidated Financial Statements

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1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31
	(Unaudited)
	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 3,057,135	$ 1,976,977

Adjustments to reconcile net income to net cash

Provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Deferred Income Taxes

Other, net

Decrease (Increase) in

Miscellaneous Assets

Decrease in Accounts Payable

and Accrued Expenses

Net Cash Provided

	3,025,782 459,185 (96,920) 22,367 1,188,881 (2,989,381) 4,656,448	3,263,229 412,639 (84,195) 34,931 978,388 (2,862,046) 3,719,923

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased Loan payments Purchases of marketable debt securities Principal payments on securities Redemptions of marketable debt securities Other, net Net Cash Used	(33,987,801) 44,356,222 (4,606,876) -- 2,320,250 (196,019) 7,885,777)	(39,133,899) 42,634,825 (4,479,442) 18,935 5,012,500 (625,403) 3,427,516

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in Senior Debt Subordinated debt issued Subordinated debt redeemed Distributions paid Net Cash Provided	(4,340,280) 1,976,808 (4,229,955) -- (6,593,427)	(819,877) 1,979,861 (1,295,289) 10,957 (124,348)

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,948,798	7,023,091

CASH AND CASH EQUIVALENTS, beginning	17,413,289	16,911,082

CASH AND CASH EQUIVALENTS, ending	$ 23,362,087	$ 23,934,173

Cash paid during the period for: Interest Income Taxes	$ 7,154,442 55,125	$ 1,732,344 68,100

See Notes to Consolidated Financial Statements

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-NOTES-

Note 1 – Basis of Presentation

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the annual financial statements and notes thereto as of December 31, 2004 and for the year then ended included in the Company's December 31, 2004 Annual Report.

In the opinion of Management of the Company, the accompanying Unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of March 31, 2005 and December 31, 2004, the results of its operations for the three months ended March 31, 2005 and 2004, and its cash flows for the three months ended March 31, 2005 and 2004.  While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Note 2 – Allowance for Loan Losses
An analysis of the allowance for the three-month period ended March 31, 2005 and 2004 is shown in the following table:
	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 15,285,085 3,025,782 (3,853,713) 1,202,931 $ 15,660,085	$ 13,515,085 3,263,229 (4,165,692) 1,202,463 $ 13,815,085

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Note 3 – Investment Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities are as follows:

	As of March 31, 2005		As of December 31, 2004
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 10,352,361 28,693,958 383,211 $ 39,429,530	$ 10,253,577 28,810,569 783,246 $ 39,847,392	$ 8,917,740 27,026,816 383,861 $ 36,328,417	$ 8,959,454 27,581,505 768,779 $ 37,309,738
Held to Maturity: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 5,470,406 19,531,021 501,611 $ 25,503,038	$ 5,378,855 19,717,736 509,742 $ 25,606,333	$ 5,470,846 19,861,496 1,002,250 $ 26,334,592	$ 5,472,505 20,358,214 1,018,854 $ 26,849,573

Gross unrealized losses totaled $618,961 and $187,192 at March 31, 2005 and December 31, 2004, respectively.  The contractual terms of these securities do not permit the issuer to settle the securities at a price less than par value of the investment.  Since all of these securities are rated A- or better, and because we have the ability and intent to hold these investments until maturity or a market price recovery, these securities are not considered other-than temporarily impaired.

Note 4 – Commitments and contingencies

There are six legal proceedings pending against the Company in the state of Mississippi alleging fraud and deceit in the Company's sale of credit insurance, refinancing practices and use of arbitration agreements. The plaintiffs seek statutory, compensatory and punitive damages.  The cases have been moved to Federal District Court, and action is being taken to compel arbitration. In two of the cases, the Company has been dismissed from the actions and motions to compel arbitration have been granted.  Management believes that it is too early to assess the Company's potential liability in connection with the six suits.  The Company is diligently contesting and defending these cases.

A legal proceeding is pending against the Company in the state of Georgia alleging violation of usury statutes.  The Company is diligently contesting and defending this case.  Management believes that it is too early to assess the Company's potential liability in connection with this suit.

The Company is involved in various other claims and lawsuits incidental to its business.  In the opinion of Management, the ultimate resolution of such claims and lawsuits is not expected to have a material effect on the Company's financial position, liquidity or results of operations.

Note 5 – Income Taxes

Effective income tax rates were 17% and 21% during the three-month periods ended March 31, 2005 and 2004, respectively.  The Company files under S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies which reduces the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 6 – Other Comprehensive Income

Comprehensive income was $2,625,894 and $2,171,855 for the three-month period ended March 31, 2005 and 2004, respectively.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded ($431,241) and $194,878 in other comprehensive income (loss) for the three-month period ended March 31, 2005 and 2004, respectively.

Note 7 – Line of Credit

The Company has an external source of funds through the use of a credit agreement. The agreement provides for available unsecured borrowings of $30.0 million and is scheduled to expire on September 25, 2005 on its own terms.  Management plans to renew the existing credit agreement for another year.  There can be no assurance that Management will be able to renew the credit agreement on terms acceptable to it, if at all. Available borrowings under the agreement were $30.0 million and $19.6 million at March 31, 2005 and December 31, 2004, respectively.

Note 8 – Related party transactions

Beneficial owners of the Company are also beneficial owners of Liberty Bank & Trust ("Liberty").  The Company had $1,598,617 in demand deposits with Liberty at March 31, 2005.

The Company also engages from time to time in other transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” contained  in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2004 for additional information on related party transactions.

Note 9 - Segment Financial Information

The Company has five reportable segments.  Division I through Division V.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I is comprised of offices located in South Carolina.  Offices in North Georgia comprise Division II and Division III is comprised of Central and South Georgia.  Division IV represents our Alabama offices and our offices in Louisiana and Mississippi encompass Division V.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

Effective January 1, 2005, the Company converted its loan and accounting operations to a new computer system.  The new system allows the Company to account for various deferred fees and costs at the segment level and accordingly the Company has changed its definition of segment revenues and profit.  Prior to January 1, 2005, these deferred fees and costs were accounted for at the corporate level.  It is not practical to conform prior year financial data to account for deferred fees and cost at the segment level.

The following table summarizes assets, revenues and profit by business segment.  Reconciliation to consolidated net income is also provided.

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	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
(in Thousands)
Segment Revenues: 3 Months ended 3/31/05 3 Months ended 3/31/04	$ 3,375 2,555	$ 6,878 4,998	$ 6,701 4,804	$ 3,853 2,843	$ 3,145 2,075	$ 23,952 17,275
Segment Profit: 3 Months ended 3/31/05 3 Months ended 3/31/04	$ 978 693	$ 2,844 2,874	$ 3,051 3,001	$ 1,643 1,566	$ 724 598	$ 9,240 8,732
Segment Assets: 3/31/05 3/31/04	$ 32,751 27,578	$ 64,029 65,766	$ 64,077 64,701	$ 41,429 35,638	$ 30,413 21,905	$ 232,699 215,588

		3 Months Ended 3/31/05 (in 000's)	3 Months Ended 3/31/04 (in 000's)
Reconcilement of Profit: Profit per segments Corporate earnings not allocated Corporate expenses not allocated Income taxes not allocated Net income		$ 9,240 80 (5,653) (610) $ 3,057	$ 8,732 (1,432) (4,792) (531) $ 1,977

#

BRANCH OPERATIONS
Jack R. Coker	Senior Vice President
J. Michael Culpepper	Vice President
Kay S. Lovern	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS
Sonya Acosta	Shelia Garrett	Bonnie Letempt	Henrietta Reathford
Bert Brown	Brian Gray	Mike Lyles	Michelle Rentz
Ronald Byerly	Jack Hobgood	Jimmy Mahaffey	Pat Smith
Debbie Carter	Bruce Hooper	Roy Metzger	Gaines Snow
Rick Childress	Jerry Hughes	Brian McSwain	Les Snyder
Bryan Cook	Janice Hyde	Harriet Moss	Marc Thomas
Jeremy Cranfield	Judy Landon	Mike Olive
Joe Daniel	Jeff Lee	Melvin Osley
Donald Floyd	Tommy Lennon	Hilda Phillips

BRANCH OPERATIONS

ALABAMA
Albertville	Center Point	Fayette	Jasper	Pelham	Sylacauga
Alexander City	Clanton	Florence	Moulton	Prattville	Troy
Andalusia	Cullman	Gadsden	Muscle Shoals	Russellville (2)	Tuscaloosa
Arab	Decatur	Hamilton	Opp	Scottsboro	Wetumpka
Athens	Dothan	Huntsville (2)	Ozark	Selma
Bessemer	Enterprise

GEORGIA
Adel	Carrollton	Dallas	Griffin (2)	McDonough	Stockbridge
Albany	Cartersville	Dalton	Hartwell	Milledgeville	Swainsboro
Alma	Cedartown	Dawson	Hawkinsville	Monroe	Sylvania
Americus	Chatsworth	Douglas (2)	Hazlehurst	Montezuma	Sylvester
Athens (2)	Clarkesville	Douglasville	Helena	Monticello	Thomaston
Bainbridge	Claxton	East Ellijay	Hinesville (2)	Moultrie	Thomson
Barnesville	Clayton	Eastman	Hogansville	Nashville	Tifton
Baxley	Cleveland	Eatonton	Jackson	Newnan	Toccoa
Blakely	Cochran	Elberton	Jasper	Perry	Valdosta (2)
Blue Ridge	Colquitt	Flowery Branch	Jefferson	Pooler	Vidalia
Bremen	Commerce	Forsyth	Jesup	Richmond Hill	Villa Rica
Brunswick	Conyers	Fort Valley	LaGrange	Rome	Warner Robins
Buford	Cordele	Gainesville	Lavonia	Royston	Washington
Butler	Cornelia	Garden City	Lawrenceville	Sandersville	Waycross
Cairo	Covington	Georgetown	Madison	Savannah	Waynesboro
Calhoun	Cumming	Glennville	Manchester	Statesboro	Winder
Canton	Dahlonega	Greensboro

LOUISIANA
Alexandria	DeRidder	Jena	Marksville	New Iberia	Pineville
Crowley	Franklin	Lafayette	Morgan City	Opelousas	Prairieville
Denham Springs	Houma	Leesville	Natchitoches

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Batesville	Forest	Hernando	Magee	Oxford	Senatobia
Bay St. Louis	Grenada	Houston	McComb	Pearl	Starkville
Booneville	Gulfport	Iuka	New Albany	Picayune	Tupelo
Carthage	Hattiesburg	Jackson	Newton	Ripley	Winona
Columbia	Hazlehurst	Kosciusko

SOUTH CAROLINA
Aiken	Columbia	Greenville	Lexington	North Charleston	Spartanburg
Anderson	Conway	Greenwood	Lugoff	Orangeburg	Summerville
Cayce	Dillon	Greer	Marion	Rock Hill	Sumter
Charleston	Easley	Lancaster	Newberry	Seneca	Union
Chester	Florence	Laurens	North Augusta	Simpsonville	York
Clemson	Gaffney

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Owner Scarborough Men & Boys Clothes Store

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Jack D. Stovall President, Stovall Building Supplies, Inc.

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Dr. Robert E. Thompson Physician, Toccoa Clinic

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

A. Jarrell Coffee Executive Vice President and Chief Operating Officer

Phoebe P. Martin Executive Vice President - Human Resources

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303